UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

AIXTRON SE

(Name of Subject Company)

AIXTRON SE

(Name of Person(s) Filing Statement)

Ordinary Shares, no-par value registered share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

D0257Y135 (Ordinary Shares)

009606104 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Martin Goetzeler

AIXTRON SE

Dornkaulstr. 2

52134 Herzogenrath,

Federal Republic of Germany

+49 2407 9030-113
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Markus Hauptmann Tobias A. Heinrich White & Case LLP Bockenheimer Landstraße 20 60323 Frankfurt am Main Federal Republic of Germany +49 69 29994 0	Chang-Do Gong White & Case LLP 1155 Avenue of the Americas New York, NY 10036-2787 +1 212 819 8200

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (the “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by AIXTRON SE (“AIXTRON”), with the Securities and Exchange Commission on August 11, 2016, relating to the voluntary takeover offer (the “Takeover Offer”) by Grand Chip Investment GmbH, a limited liability company organized under the laws of Germany and registered with the commercial register of the local court of Frankfurt am Main under HRB 104996 (the “Bidder”), to purchase all no-par value registered shares (the “AIXTRON Shares”) in AIXTRON, including the AIXTRON Shares represented by American Depositary Shares, pursuant to a Business Combination Agreement, dated as of May 23, 2016, among AIXTRON, AIXTRON China Ltd., the Bidder, Fujian Grand Chip Investment Fund LP, the Bidder’s indirect parent company (“FGC”), and Mr. Zhendong Liu, FGC’s Managing Partner.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

“The acceptance period for the Takeover Offer expired on October 21, 2016, 6:00 p.m. New York City time.  The Bidder has reported that, as of October 21, 2016, 6:00 p.m., New York City time, on October 21, 2016, the Takeover Offer had been accepted for a total of 82,227,785 AIXTRON Shares.  For the purpose of the minimum acceptance threshold for the Offer, as described in the amendment of the Offer published by the Bidder on October 6, 2016 (the “Amendment”), this corresponds to an acceptance rate of 72.95%.  The Takeover Offer remains subject to certain other conditions set forth in the offer document published by the Bidder on July 29, 2016, as subsequently amended by the Amendment (the “Offer Document”).

Pursuant to the German Securities Acquisition and Takeover Act, all holders of AIXTRON Shares who have not yet accepted the Takeover Offer may accept the Takeover Offer for their AIXTRON Shares (including the AIXTRON Shares represented by ADSs) until 6:00 p.m. New York City time on November 10, 2016.  Further information regarding this additional acceptance period is provided in the Offer Document.”

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AIXTRON SE

By: /s/ MARTIN GOETZELER

Name: Martin Goetzeler

Title: President and CEO

By: /s/ DR. BERND SCHULTE

Name: Dr. Bernd Schulte

Title: Executive Vice President and COO

Dated: 28 October 2016

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